UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549

                               SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                          UNIVERSAL POWER GROUP, INC.
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                   913788105
                                (CUSIP Number)

       Mr. Scott A. Stagg                       with a copy to:
       Mr. Gary Katcher                         Jeffrey B. Cobb
       3V Capital Management LLC          Cobb & Associates LLC
       3 Greenwich Office Park             329 Riverside Avenue
       Greenwich, Connecticut  06831        Westport, CT  06880
       (203) 660-6200                            (203) 222-1940

                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                                   June 18, 2007
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box *.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                           Page 1 of 8 pages

CUSIP No.  913788105             13D             Page  2  of  8  Pages
---------- -----------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           3V Capital Management LLC
---------- -----------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
---------- -----------------------------------------------------------
        3  SEC USE ONLY
---------- -----------------------------------------------------------
        4  SOURCE OF FUNDS*
           AF
---------- -----------------------------------------------------------
        5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
---------- -----------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------- -----------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
                     ------ ------------------------------------------
     NUMBER OF           8  SHARED VOTING POWER
      SHARES                629,900
   BENEFICIALLY      ------ -------------------------------------------
     OWNED BY            9  SOLE DISPOSITIVE POWER
       EACH                 0
     REPORTING       ------ ------------------------------------------
      PERSON            10  SHARED DISPOSITIVE POWER
       WITH                 629,900
---------- -----------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           629,900
---------- -----------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
---------- -----------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.6%
---------- -----------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           OO, IA
---------- -----------------------------------------------------------

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No.  913788105             13D             Page  3  of  8  Pages
---------- -----------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           3V Capital Master Fund, Ltd.
---------- -----------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
---------- -----------------------------------------------------------
        3  SEC USE ONLY
---------- -----------------------------------------------------------
        4  SOURCE OF FUNDS*
           WC
---------- -----------------------------------------------------------
        5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
---------- -----------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           British Virgin Islands
---------- -----------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
                     ------ -------------------------------------------
     NUMBER OF           8  SHARED VOTING POWER
      SHARES                310,200
   BENEFICIALLY      ------ -------------------------------------------
     OWNED BY            9  SOLE DISPOSITIVE POWER
       EACH                 0
     REPORTING       ------ ------------------------------------------
      PERSON            10  SHARED DISPOSITIVE POWER
       WITH                 310,200
---------- -----------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           310,200
---------- -----------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
---------- -----------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.2%
---------- -----------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           OO
---------- -----------------------------------------------------------

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No.  913788105             13D             Page  4  of 8  Pages
---------- -----------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Scott A. Stagg
---------- -----------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
---------- -----------------------------------------------------------
        3  SEC USE ONLY
---------- -----------------------------------------------------------
        4  SOURCE OF FUNDS*
           AF
---------- -----------------------------------------------------------
        5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
---------- -----------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------- -----------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
                     ------ ------------------------------------------
     NUMBER OF           8  SHARED VOTING POWER
      SHARES                629,900
   BENEFICIALLY      ------ ------------------------------------------
     OWNED BY            9  SOLE DISPOSITIVE POWER
       EACH                 0
     REPORTING       ------ ------------------------------------------
      PERSON            10  SHARED DISPOSITIVE POWER
       WITH                 629,900
---------- -----------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           629,900
---------- -----------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
---------- -----------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.6%
---------- -----------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           IN
---------- -----------------------------------------------------------

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No.  913788105             13D             Page  5  of  8 Pages
---------- -----------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Gary Katcher
---------- -----------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
---------- -----------------------------------------------------------
        3  SEC USE ONLY
---------- -----------------------------------------------------------
        4  SOURCE OF FUNDS*
           AF
---------- -----------------------------------------------------------
        5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
---------- -----------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------- -----------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
                     ------ ------------------------------------------
     NUMBER OF           8  SHARED VOTING POWER
      SHARES                629,900
   BENEFICIALLY      ------ ------------------------------------------
     OWNED BY            9  SOLE DISPOSITIVE POWER
       EACH                 0
     REPORTING       ------ ------------------------------------------
      PERSON            10  SHARED DISPOSITIVE POWER
       WITH                 629,900
---------- -----------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           629,900
---------- -----------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
---------- -----------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.6%
---------- -----------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           IN
---------- -----------------------------------------------------------

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

     This Amendment No. 1 amends and supplements the Statement on Schedule
13D (the "Schedule 13D") filed with the Securities and Exchange Commission on April 26, 2007, by 3V Capital Management LLC, a Delaware limited liability company ("Management Company"), 3V Capital Master Fund, Ltd., a British Virgin Islands business company (the "Master Fund"), Scott A. Stagg ("Stagg") and Gary Katcher ("Katcher"), and relates to the Common Stock, $0.01 par value, of Universal Power Group, Inc., a Texas corporation (the "Company"). Management Company, the Master Fund, Stagg and Katcher may be referred to herein as the "Reporting Persons."

     Management Company is the investment manager or adviser to the Master Fund and a managed account (the "Managed Account" and together with the Master Fund, the "Funds"). Management Company may be deemed to have beneficial ownership over the Common Stock directly owned by the Funds by virtue of the authority granted to it by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Stagg and Katcher are the managing members of Management Company. Stagg and Katcher may be deemed to have beneficial ownership over the Common Stock directly owned by the Funds by virtue of the foregoing relationships.

     Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D remains unchanged.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

On June 18, 2007, David D.R. Bullock, Managing Director of Management Company, made a presentation before the Board of Directors of the Company setting forth in detail Management Company's recommendations and analysis regarding creating shareholder value and improving the market's impression of the intrinsic value of the Company's business. Subsequent to the June 22 meeting, Management Company sent a letter to the Company's Board of Directors. A copy of the letter is filed herewith as Exhibit 99.2 and is incorporated herein by reference in its entirety.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a)	Based upon information set forth in the Company's Quarterly Report on
	Form 10-Q for the fiscal quarter ended March 31, 2007, there were 5,000,000 shares of Common Stock issued and outstanding at May 10, 2007. As of the date hereof:

	    1.	Management Company, in its capacity as investment adviser to
		the Funds, is deemed to beneficially own 629,900 shares of Common Stock owned directly by the Funds. Such shares represent approximately 12.6% of the Company's outstanding shares.

	    2.	The Master Fund directly owns 310,200 shares of Common Stock,
		representing approximately 6.2% of the Company's outstanding shares.

	    3.	Each of Stagg and Katcher, in their capacity as principal
		control persons of Management Company, are deemed to beneficially own 629,900 shares of Common stock owned directly by the Funds. Such shares represent approximately 12.6% of the Company's outstanding shares.

(b)	The number of shares of Common Stock as to which there is sole power to
	vote or to direct the vote, sole power to dispose or direct the disposition, shared power to vote or to direct the vote, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Amendment, and such information is incorporated herein by reference.

(c)	Except as disclosed below, no transactions in the Common Stock were
	effected by any of the Reporting Persons since the most recent filing on
	Schedule 13D.

               Open Market transactions by the Master Fund and the
                         Managed Account in Common Stock

      Date            Transaction         Shares          Price Per Share($)

----------------- ------------------- --------------- -------------------------
    3/30/2007             BUY               12,000               5.13
----------------- ------------------- --------------- -------------------------

(d)	Other than the Funds which directly hold the shares reported on herein,
	and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e)	Not applicable.


Item 7.  Material to be filed as Exhibits

	99.1.	Joint Filing Agreement, dated as of June 28, 2007, by and between
		the Reporting Persons.

	99.2.	Letter, dated June 25, 2007, from Management Company to the
		Company.

                                  Signatures

        After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.

Date:  June 28, 2007

3V Capital Management LLC

/s/ Scott A. Stagg
-----------------------------
By:  Scott A. Stagg
Title:  Managing Member


3V Capital Master Fund, Ltd.

/s/ Scott A. Stagg
-----------------------------
By: Scott A. Stagg
Title:  Director


/s/ Scott A. Stagg
-----------------------------
Scott A. Stagg, an individual


/s/ Gary Katcher
-----------------------------
Gary Katcher, an individual